15 August 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 91,400 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1468.9752 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 86,900,530 ordinary shares in treasury, and has 1,090,695,553 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 23,020,750 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 81,400 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €16.0272 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 77,858,194 ordinary shares in treasury, and has 971,660,600 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 20,744,800 shares.